UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 NatWest Group plc

Annual General Meeting Statements

28 April 2026

NatWest Group plc will hold its Annual General Meeting at 11:00am today. The meeting will deal with the proposed resolutions as set out in the Notice of Meeting previously issued to shareholders.

The following is an extract from the remarks to be made by Chair, Rick Haythornthwaite and Group Chief Executive Officer, Paul Thwaite at the meeting.

Rick Haythornthwaite

Good morning, and welcome to NatWest Group's Annual General Meeting for 2026. It is a pleasure to welcome you here today at our Gogarburn headquarters in Scotland, a nation that has long been central to our story, and which continues to play a vital role in the future we are building together.

Let me begin by thanking you, our shareholders, for your continued support, both here today and through our ongoing programme of engagement, including last week's Virtual Shareholder Event.

Before turning to our performance, it is worth recognising the significance of the past year for NatWest Group, following our return to full private ownership in May 2025, when the UK Government sold its final shares in the bank. This milestone is a testament to the progress we have made in recent years, as well as the longer-term transformation that has seen our bank become simpler, stronger and more customer focused.

It was a symbolic moment because it turns the page on an important chapter in our history, but it also reflects how far the organisation has come. And it gives us the opportunity to look forward with confidence and conviction while never forgetting the lessons of the past.

We have started 2026 with positive momentum on which we can build. We are not standing still. A new chapter is well underway, one defined not by recovery, but by an ambition to succeed for the long term, helping turn our customers possibilities into progress across the UK.

Turning now to performance. The past year was one of strong, consistent delivery against our strategic priorities. However, our progress is not measured solely in financial results, important though they are. It is measured in the trust we continue to earn, and in the long-term value we create for our shareholders, our customers, and the wider economy. Our strategy is delivering, and we have continued to grow our customer base, strengthen our core franchises, and invest in the capabilities that will define the bank of the future.

For shareholders, we can see this in tangible outcomes. The Group delivered attractive returns through a combination of dividends and share buybacks. Having raised our dividend payout ratio, we announced total dividends per share of 32.5p, an increase of 51% compared to the previous year. Alongside this, we also announced a £750 million buyback in July, and a further £750m buyback a few months ago, at our Full Year Results.  This is the result of disciplined execution - on growth, on capital, and on risk. And it reinforces a simple truth: this is a bank that is performing today, while building for tomorrow.

This means giving confidence to our shareholders in the sustainability of our returns and having the capacity to invest in our future, building on the strong organic growth we are already delivering, as well as considering acquisitions where we see both a clear strategic fit and value for shareholders.

Our acquisition of Evelyn Partners reflects our positive momentum, it's a timely and compelling transaction which I know Paul will expand on shortly.

As owners of the business, shareholders rightly expect the Group to allocate capital with discipline and with clear strategic intent in order to further strengthen our performance. The Board takes that responsibility seriously. We know that consistency of delivery truly matters and that confidence is earned over time.

Over recent years, uncertainty and volatility have been a persistent feature of our operating environment. Growth is present, but it is uneven. It varies by sector, by region and by levels of financial resilience, and it demands discipline and selectivity. What has been striking over the past year is that behaviours have often proved more resilient than sentiment. Across households and businesses, people continue to plan, invest and adapt, even in the face of uncertainty, but with greater discipline and a renewed focus on returns and value for money.

We should be clear: there are near-term challenges. Recent global events mean pressures have elevated for many households and businesses.  From a Board perspective, maintaining a longer-term view is essential, and we believe deeply in the long-term strengths of the UK.

The UK faces into today's challenges with significant structural strengths, including strong institutions, deep pools of talent and an enduring capacity to innovate. For a bank such as ours, this environment only reinforces our role: to use our strength and expertise to support customers through periods of adjustment, to allocate capital with discipline, and to help enable the investment that underpins future growth.

One of the most important and rewarding parts of my role is staying close to those we serve and to those who shape our operating environment. Even in the past month alone, that engagement has taken me to the United States, meeting with technology leaders; to business innovation events with AI start-ups; and closer to home, spending time with businesses and communities in Kent.

Through our Board engagement, we hear directly from customers, colleagues, policymakers and regulators across the UK and internationally, and those perspectives matter.

And wherever I've been, it is clear that there is a genuine appetite to understand how banks can support long-term growth. Those conversations also reinforce something fundamental: growth and opportunity are not uniform. Which is why our local connections, combined with our national scale and insight, are not only a defining source of strength for NatWest Group; they are central to how we support growth across the UK.

Let me bring that to life with an example here in Scotland, a nation where we have deep roots and a long-standing commitment to supporting local economies and communities. As we approach the Royal Bank's 300-year anniversary next year, that sense of long-term partnership matters more than ever, not only as part of our history, but as part of the future we are building.

Over the past year, we have continued to strengthen the support we provide to Scotland's entrepreneurs and businesses. We have announced a new accelerator partnership with the University of Edinburgh, launched specialist Venture Banking services, and announced the launch of IP lending, reflecting our focus on backing innovation and helping businesses realise the value of their ideas.

Just last week, we also opened our new Accelerator Hub on Princes Street in Edinburgh. From the heart of the city, this hub brings together expert support, mentoring and networks, helping ambitious businesses connect capital with opportunity.

This builds on our long-standing accelerator programme, which has supported more than 1,000 entrepreneurs across Scotland over the past decade, and forms part of our wider commitment to substantially increase support for 5,000 Scottish entrepreneurs in the years ahead. That is what supporting growth looks like in practice, combining deep local relationships with the scale and capability of a national bank.

Of course, customer expectations continue to evolve, shaped by technology, data and artificial intelligence or AI in now common parlance, and by the pace of change across the wider economy. These shifts bring challenges, but also significant opportunities.
We see AI as an accelerant of our strategy, helping us serve customers more seamlessly, support colleagues to work more effectively, and strengthen how we manage risk and resilience. At our core, banks like NatWest play a vital enabling role: supporting investment, backing businesses as they grow, and helping to create jobs and prosperity throughout the country.

But we are not simply providers of capital. Our role goes well beyond lending. Increasingly, we are long-term partners, offering expert advice and insights and connecting capital with opportunity.

In this endeavour, a predictable, proportionate approach to regulation and policy making is essential to giving businesses and consumers the confidence to invest, innovate and succeed. And we have seen a marked shift in recent years, as politicians and regulators have sought to prioritise growth, balancing it with the need for stability.

There has been some notable progress, beyond the rhetoric, but it remains early days. And business must play its part. Through collaboration between the private and public sectors, we can build a stable, supportive environment that fosters innovation, contributes to positive and sustainable economic outcomes and supports long-term competitiveness and growth.

As a Board, we have remained closely engaged on the issues that matter most to the long-term success of the Group, be that our strategic intent, our risk appetite or how we are positioning ourselves for a changing economic and technological landscape.

We have also ensured the Board evolves in the right way, with the leadership, culture and capabilities needed to support our ambitions. Late last year, we welcomed Josh Critchley as an independent non-executive director. And in February, Albert Hitchcock joined the Board.  Together, they bring a breadth of skills, experience and perspective that strengthens the Board, and I very much look forward to working with them as we continue to guide the Group through the next year.

On 31 March, Yasmin Jetha retired after nine years of outstanding service. I want to thank Yasmin for her significant contribution and wise counsel over that period.
And we were deeply saddened by the passing of Frank Dangeard, Chair of NatWest Markets, in August. His wisdom and integrity left a lasting impression on all of us.

As we begin 2026, we do so with conviction and positive momentum, and with a clear sense of how we can build on our progress. So where does this leave us?

We are a bank in good shape. We have a clear strategy, we are delivering against it, and we are building the capabilities that will define our future competitiveness.  There is more to do, but the direction is clear, and the foundations are strong.

Let me conclude by turning to our leadership.  I have great confidence in Paul and the leadership team. They have demonstrated both the discipline to deliver and the ambition to raise our sights. Paul will now take you through the Group's performance and strategy in more detail, and outline how we are continuing to execute our priorities for the years ahead.

But from the perspective of the Board, the message is simple: this is a bank with momentum, a bank with purpose, a bank with the strength to navigate uncertainty and a bank with the ambition and the capability to succeed with our customers in the years to come.

Paul Thwaite

Thank you, Rick and good morning everyone.

Let me begin with a question, one that sits behind everything we do as a bank. Are we making it easier for people, businesses and communities across the UK to make progress? In short: are we helping our customers to succeed?

Because, ultimately, that is the test of our strategy, and how we create sustainable value for our shareholders and the wider UK economy.

Our scale and our performance only matter if they translate into real, positive outcomes for customers:
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Whether supporting a business to start, to grow or to invest
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Helping people to buy their first home
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Or helping families save and plan for the future.

Today, I firmly believe we can answer that question with confidence.

Put simply, yes we are.  And the progress we made in 2025 is clear evidence of that. It was another year that showed our strategy is working. Where the activity of our customers underpinned our strong financial performance.

Income of £16.4 billion, operating profits of £7.7 billion and a return on tangible equity of 19.2 per cent, all significantly higher than the year before. But, just as importantly, we continued to grow with our customers, supporting more than 20 million people, families and businesses in every nation and region of the UK.

The momentum we've built is already visible, in our performance, in our delivery, and in the way we are executing against our three strategic priorities.

Our first priority is disciplined growth. Across the Group, healthy levels of customer activity drove broad-based growth, with deposits, lending and assets under management all higher year on year.

And we continued to introduce new products and services to meet customers' changing needs, from the launch of our family-backed mortgage to extending our Intellectual Property-backed lending for business. In Retail, we supported families and households to manage their finances with confidence. And we made home ownership a reality for more people, growing mortgage balances by £7 billion and helping over 50,000 customers to buy their first home.

In Commercial and Institutional Banking, we continued to support one and a half million businesses, from start-ups and scale-ups to large institutions, backing investment and growth across the economy, including in sectors such as infrastructure, social housing, and climate and transition finance, where we can support sustainable economic growth at scale.

And in Private Banking and Wealth, we helped more customers to save and invest, strengthening our proposition to meet growing demand for high-quality financial advice and long-term planning, with assets under management increasing by 20 per cent, including 50,000 customers investing with us for the first time.

Our organic growth was complemented by the successful integration of more than 1m Sainsbury's Bank customers and the £2.3bn mortgage portfolio from Metro Bank. And, earlier this year, we announced our acquisition of Evelyn Partners, set to complete in the months ahead.

Alongside this, our second priority of bank-wide simplification remains a critical driver of future growth.  By reducing complexity, improving productivity and enhancing customer experiences, we create capacity to invest, innovate and serve customers better.

Accelerated deployment of technology and AI has enabled faster innovation, more personalised services and safer, more resilient banking - but only when applied with judgement and care.

Applied in the right way, the benefits for both customers and colleagues are clear. It means quicker, more informed decisions, smoother experiences, and more time for our people to focus on where they add the greatest value.

That is how technology strengthens trust, by putting better tools and information in the hands of our brilliant people.

AI can complement their judgement, experience and expertise. Done responsibly, it improves decision-making and frees colleagues to focus on what matters most: building trusted relationships and delivering better outcomes for customers.

On our final strategic priority, our active risk and balance sheet management remains a core strength. Strong capital generation is underpinned by a resilient, well-diversified loan book that continues to perform well.

This means we are well positioned to continue helping our customers to invest and grow, whilst providing the advice, insight or support they might need to navigate increasing uncertainty. As well as investing in our business and delivering attractive returns to shareholders.

We are already well into 2026, and we have started the year with positive momentum and confidence in our priorities. Having already raised our ambitions, we are now delivering against them.

And despite the ongoing uncertainty, we continue to see potential for long-term, sustainable growth across the UK economy. Whether that's leveraging our leading positions in Social Housing and infrastructure, bringing our financial planning and wealth management expertise to more customers or supporting high growth sectors such as technology, life sciences and advanced manufacturing.

When I stood in this room last year at the Scottish Global Investment Summit, I spoke about the importance of backing the businesses that drive investment, productivity and job creation across the UK. That also means helping businesses to look beyond the UK, to trade, export and compete internationally.

These are businesses with ambition and the potential to grow - operating across a wide range of sectors and regions, and often navigating moments of real complexity as they expand. We are helping turn ambition into action, giving businesses the confidence to invest, the backing to innovate, and the support they need as they adapt and scale. Opportunity is not confined to one part of the country. There is real long-term potential across every nation and region of the UK, and we are well placed to help unlock it.

Against the shocks and sustained uncertainty, we have seen in recent years the importance of strong, well-capitalised banks becomes even clearer.  Not simply because of the capital we provide, but because of the certainty, stability and expertise we bring, underpinned by deep, long-standing relationships in the communities we serve.

As I've said before, strong economies need strong banks. Banks that support growth through economic cycles, not just when conditions are favourable. Long-term growth depends on confidence: confidence that risks are understood and managed, that decisions are well judged, and that banks will remain resilient in the face of change.

This is not about moving faster at any cost, but about building on the foundations we have put in place to manage economic, social and environmental impact in order to support ambition responsibly and sustainably. And it is this combination of resilience, discipline and long-term perspective that allows us to support investment, productivity and sustainable growth across the UK economy, while delivering enduring value for our shareholders.

Because what gives us confidence is not just the opportunity ahead, but the clarity we have about where we are choosing to focus, and how we are supporting customers along the way.

Our acquisition of Evelyn Partners is one example of this. At its heart, this transaction is about responding to a growing customer demand for financial planning and advice. We're entering what is likely to be a defining decade for financial advice, with people living longer, an historic generational wealth transfer under way and technology changing how people save, plan and make decisions about their long-term finances. Evelyn Partners transforms our ability to meet those changing needs, deepens long-term relationships, and broadens access to high-quality financial planning and investment management.

So, as we continue through the next phase of our strategy, we are building on the strengths we have established and stepping up our ambition to make the most of the opportunities ahead.

Taken together, our strategic priorities will allow us to grow with our customers, generate sustainable returns for our shareholders, and support the wider economy. The near-term pressures are very real, but we are confident and optimistic about our future, and about the UK's long-term potential.

And we know that NatWest has an important role to play in helping the UK to navigate challenge and grow, through our committed colleagues, trusted relationships, and a clear sense of the responsibilities to the customers and communities we serve. We want to be a trusted partner to them and to the UK, whilst building sustainable value in our business, and delivering for our shareholders.

And if we return to the question I began with, whether we are helping people, businesses and communities move forward with confidence, I believe the answer is clear. We have momentum, but there is no room for complacency. Customer expectations continue to evolve, and the pace of change across our industry remains high. What matters is that we have the foundations, the capability and the discipline to anticipate change and respond at pace.

Before I finish, I want to briefly say thank you. First, to our colleagues across NatWest Group. Their commitment, professionalism and focus on customers underpins everything we have achieved. And also to our customers and our shareholders, for the trust you place in NatWest Group.

This trust is the foundation of banking, and it is something we never take for granted. So, thank you again for your continued support.

Forward-looking statements
This announcement may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability-related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group's beliefs and expectations, are forward-looking statements. Words, such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'target', 'goal', 'objective', 'may', 'outlook', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this announcement may include forward-looking statements relating , but not limited to: NatWest Group's outlook, guidance and targets (including in relation to RoTE, total income, other operating expenses, loan impairment rate, capital generation pre-distributions, customer assets and liabilities growth rate, cost-income ratio, CET1 ratio, RWA levels and payment of dividends), its financial position, profitability and financial performance, the implementation of its strategy, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments such as artificial intelligence, interest and exchange rate fluctuations, general economic and political conditions and uncertainties, exposure to third party risk, operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk and the impact of climate and sustainability-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2025 Annual Report on Form 20-F, NatWest Group's Interim Management Statement for Q1 2026, and its other public filings. The forward-looking statements contained in this announcement speak only as of the date of this announcement and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Name of contact and telephone number for queries:-
Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	28 April 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary